Exhibit 99.1 NYSE-AMEX, TSX Symbol: NG

News Release

NovaGold Announces Bought Deal Increased to US$332.5 Million

February 2, 2012 - Vancouver, British Columbia – NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) ("NovaGold" or the “Company”) today announced that, in response to strong investor demand, it has entered into an agreement to increase the size of its previously announced bought deal equity offering of approximately US$250.8 million (26,400,000 Common Shares) to approximately US$332.5 million (35,000,000 Common Shares) at a price of US$9.50 per share. The offering is being led by RBC Capital Markets and J.P. Morgan Securities LLC.

The offering will result in gross proceeds to NovaGold of US$332.5 million. The offering is expected to close on or about February 7, 2012. NovaGold has granted the underwriters an over-allotment option to purchase up to an additional 5,250,000 Common Shares at the same price, exercisable in whole or in part at any time for 30 days following closing of the offering.

The Company intends to use the net proceeds of this offering to fund permitting and continued development at the Donlin Gold project, to fund care and maintenance activities and continued exploration and advanced engineering studies at the Galore Creek project prior to any sale of the Company’s interest in the project, to fund the spin-out of NovaCopper which includes continued exploration of the Ambler project, to fund the closure activities at Rock Creek Mine including increases to reclamation bonding required to the end of closures and for general corporate purposes and for general working capital.

The Common Shares will be offered to the public in Canada and the United States through the underwriters or their affiliates and will be issued by way of a prospectus supplement that will be filed with securities regulatory authorities in Canada and the United States under NovaGold’s short form base shelf prospectus which was previously filed with securities regulatory authorities in Canada and in the United States under the multi-jurisdictional disclosure system.

This news release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

Closing will be subject to customary closing conditions, including listing of the Common Shares on the TSX and NYSE-AMEX and any required approvals of the TSX.

A copy of the short form base shelf prospectus and the prospectus supplement relating to the offering may be obtained, when it becomes available, from RBC Capital Markets in Canada, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066); or in the United States from RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098 (fax: 212-428-6260); or from J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (tel. 631-254-1735).

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties primarily in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its flagship property, Donlin Gold and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold exploration company. The Company is also committed to maximizing the value of its non-core assets, including its interest in the Galore Creek copper-gold-silver project. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold Project in Alaska, one of the world’s largest known undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek Project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold, through its wholly-owned subsidiary, NovaCopper Inc., also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG.

NovaGold Contact

Elaine Sanders
Vice President & CFO
elaine.sanders@novagold.net

Neil MacRae
Director, Investor Relations
neil.macrae@novagold.net

604-669-6227 or 1-866-669-6227

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to NovaGold’s future operating and financial performance are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; intended use of proceeds; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold Corporation and Teck Resources Limited for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.